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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________October_2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: October  4, 2007

                    October 22, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.

SEC 1815 (04-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

October 4, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces drilling in Ontario

Vancouver, October 4, 2007

Portrush Petroleum Corporation (TSX-V: PSH, OTCBB: PRRPF)

(http://www.portrushpetroleum.com) has been advised that the drilling contractor has moved on location to drill the Portrush et al No.1–Moore 5-13-III in Moore township, Lambton County, Southwestern Ontario.  The six BCF prospect is located in the heart of gas storage country on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Waubuno pool produced 6.01 BCF before being converted to gas storage and this pinnacle reef prospect is postulated to have a similar reservoir with slightly less volume of gas in place.

Dimensions of the 2D Seismic anomaly are calculated to be 1,200’ x 2,300’ and very similar to the dimensions of the Waubuno Pool being 1,200’ x 2,500’.

Due to leasing problems the drilling has been delayed for 37 years. The leasing problem was resolved through “Force Pooling” in February 2007. Portrush holds an 89% interest in the project.

The prospect is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

The operator at Mission River, Texas has advised that the drill site has been completed and he is waiting on the drilling contractor.  The next well will be drilled as soon as the drilling contractor completes the well he is currently drilling for another operator.

The Company has granted incentive stock options to directors to purchase up to 350,000 common shares at $0.10 per share for a period of three years expiring October 4, 2010 to replace options that have expired.

Lindsay Malcolm has agreed to replace Allan McGirr as the Company’s investor relations consultant. Mr. Malcolm will be engaged at $2,500 per month on a month to month basis.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

CORPORATE

Lindsay Malcolm

Telephone: 604 696 2555

           866 939 2555

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.  The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

October 22, 2007

Press Release

Portrush Commences Drilling in Ontario

Vancouver, October 22, 2007 – Portrush Petroleum Corporation (TSX-V = PSH, OTCBB = PRRPF) (http://www.portrushpetroleum.com) has been advised that the drilling contractor has commenced drilling the Portrush et al No.1–Moore 5-13-III in Moore township, Lambton County, Southwestern Ontario.  The six BCF prospect is located in the heart of gas storage country on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.  The operator anticipates reaching Total Depth by mid November.

The Waubuno pool produced 6.01 BCF before being converted to gas storage and this pinnacle reef prospect is postulated to have a similar reservoir with slightly less volume of gas in place.

Due to leasing problems the drilling has been delayed for 37 years.  The leasing problem was resolved through “Force Pooling” in February 2007.  Portrush holds an 89% interest in the project.

The project involves 150 acres all of which has been spaced through Moore 5-13-III Spacing Order 2005-8.  In 2006, a pooling order application was made to the Mining and Lands Commissioner and was granted as #OG-003-6 on February 5, 2007.  The Pooling Order effectively forces a P&NG lease on the holdout with terms identical to the leases signed by the remainder of the Lessors.

The prospect is favorably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.  The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE Board

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

CORPORATE

Telephone 604-696-2555

          866-939-2555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: October 25, 2007        By: /s/ Neal Iverson__________________________

                                      Neal Iverson, Director

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